UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005.

Commission File Number:  0-28792

                                             CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

                             2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____August 30, 2005______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

August 2, 2005

Item 3: Press Release

A Press release dated and issued August 2, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Vancouver, BC, August 2, 2005. - CanAlaska Ventures Ltd. (the "Company") is pleased to announce, subject to regulatory approval a private placement financing of up to approximately C$3.5 Million.  Haywood Securities Inc. is acting as agent for the brokered portion of the financing under which the Company would issue up to approximately 3.1 Million flow-through common shares (the "Flow-through Shares") and up to approximately 3.6 Million units (the "Units") and the Company will issue up to approximately 2.9 Million Units on a non-brokered basis.

Each Flow-through Share will be priced at $0.40.  Each Unit will be priced at $0.35.  Each Unit will consist of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.45 for a period of 12 months following closing.

The proceeds from the private placement will be used for exploration of the Company's uranium properties in the Athabasca Basin and for general working capital purposes.

In consideration for its services, the Agent will receive a 7.8% cash commission and will be issued compensation options to purchase 7.0% of the number of units sold upon successful completion of the financing.  The compensation options will be exercisable for 12 months at an exercise price set at market as defined in the policies of the TSX Venture Exchange.  For the non-brokered portion of the financing, a finder's fee of up to 7.0% may be paid in cash or shares.

These securities have not been and will not be registered under the United States Securities Act of 1933 (the "U.S. Securities Act"), as amended, or the securities laws of any state and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S of the U.S. Securities Act) unless an exemption from registration is available.

About CanAlaska

CanAlaska is a mineral exploration company focused on uranium exploration in Canada.  CanAlaska possesses one of the largest exploration land portfolios in the Athabasca Basin, home to the world's richest uranium mines.  Management's objective is to create shareholder wealth through the exploration, discovery and development of commercial uranium deposits.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____August 4, 2005_______________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

August 8, 2005

Item 3: Press Release

A Press release dated and issued August 8, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Vancouver, BC, August 8, 2005 - CanAlaska Ventures Ltd. is pleased to report the imminent commencement of deep penetrating airborne electromagnetic surveys over its property holdings in the Western Athabasca Basin.

In this area, the Company's exploration claims cover over 120 kilometres of the western and northern edges of the Athabasca Basin, with predicted unconformity depths ranging from surface to 650 metres.  This land region is highly prospective for high-grade unconformity-style uranium deposits.  The Western Athabasca region hosts a number of unconformity style uranium occurrences - Maurice Bay deposit to the North, Maybelle River and Cluff Lake deposits to the South, in addition to the Uranium City mining camp.  However, the majority of the area has not previously been explored due the vast presence of lake and water bodies.

The MEGATEM II surveys will cover over 6,000 line kilometres of shallow lake-covered areas that have not previously been evaluated because of historical technical limitations to electromagnetic surveys in lake environments.  The high definition MEGATEM II surveys provide immensely superior power levels and digital data imaging, and are expected to define major geological structures, conductive zones and trends normally associated with uranium deposits found elsewhere in the basin.  In addition to these airborne surveys, the Company has also commenced preparation for marine seismic surveys within the properties.  Preliminary field visits in this area have confirmed one of the existing property showings (Stewart Island), which returned hand samples assaying up to 5% U3O8.

Elsewhere in the Athabasca Basin, the Company has completed an AudioMagnetoTelluric survey on the Helmer Lake Project to better define conductive structures identified by the earlier VTEM airborne EM survey, as well as systematic sandstone sampling for alteration patterns and prospecting for mineralised boulders.  The TerraspecR clay analyses on the sandstones as well as partial chemical results show several anomalous areas of clay alteration within the sandstone environment.

A similar ground based work programme, specifically looking for alteration zones and down ice uranium boulder trains, started late July on the West McArthur, and nearby Arnold and McTavish properties.  Ground resistivity surveys will commence later this month to assist the definition of MEGATEM II airborne geophysical anomalies on the West McArthur property.

At the Northeast Project, which is located at the Saskatchewan - Manitoba border, along the trend of the uranium-rich Wollaston Belt, the Company is experiencing considerable success in identifying zones of high radioactive counts as registered by ground scintillometer surveys.  Preliminary rock samples submitted for laboratory analysis have confirmed uranium mineralization.  However, further analyses at a separate laboratory are required to determine quantitative results.

About the Athabasca Basin

The Athabasca Basin is host to the Cigar Lake and McArthur River mines, two of the world's largest and highest grade uranium deposits in the world.  The region accounts for 32% of the world's uranium supply.  The Company believes that the potential for new discoveries in the region is quite high, and Peter Dasler, President, has noted that "the results of our initial airborne surveys have produced targets which support this potential".   The Company intends to continue intensive ground geophysical and prospecting work with its two 15 man field crews in priority areas with the specific intent to define targets for drill testing.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska Ventures is a mineral exploration company concentrating on the exploration and development of uranium in the Athabasca Basin of Saskatchewan, Canada, where the company has assembled a large land package of over 1,658,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____August 9, 2005_______________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

August 29, 2005

Item 3: Press Release

A Press release dated and issued August 29, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Identifies Multiple Uranium Zones North East Athabasca Project, Saskatchewan.

Item 5: Full Description of Material Change

Vancouver, BC, Aug. 29, 2005 - CanAlaska Ventures Ltd. is pleased to report the first quantitative results from uranium exploration and sampling at the Company's North East Athabasca Project.  This large project consists of 490,340 acres (1984 km2) and straddles the Saskatchewan-Manitoba border.

   Highlights:

  Extensive uranium mineralisation in basement immediately to north of Athabasca contact

  Uranium boulder trains 0.2% to 3.65 % U3O8 on surface

  14 target zones, with 6 priority zones identified

  Blanket coverage with over 1,900 lake sediment samples

  New outcrop discoveries of 0.31% to 0.81% uranium from current work

Athabasca sandstone outliers to the west and south (Reilly Basin) indicate the strong possibility that this area was once covered by Athabasca sandstone.  The North East Project exploration licences cover the northern extension of the Wollaston Belt, which underlies all of the major uranium mines in the eastern Athabasca Basin.

This summer the Company has carried out detailed lake sediment sampling over the entire licence area, and is awaiting results on the majority of the 1,900 individual lake samples. Previous exploration work in the North East Project area in the late 1970s identified uranium boulder trains and uranium-rich lake sediments.  CanAlaska's current program of surface follow-up and prospecting with a field staff of 15 geologists and prospectors has led to the discovery of new areas of mineralised boulders and outcrops.

The Company has defined fourteen anomalous zones. Of these, seven have had previous exploration, and seven are either new zones or significant additions to previous work. The geochemical results obtained from the early part of this year's survey of six of the zones are tabulated below. An extensive boulder field in the Hook Lake Zone has uranium values from 0.2% to 3.65% U3O8 (4lb - 73 lb / ton U3O8), and is located south of mineralised outcropping zones of pelitic gneiss which have returned preliminary values from 0.31% to 0.81% U3O8 (6.2 - 16.2 lb / ton U3O8).   Significant molybdenum mineralisation is associated with most samples, along with occasional higher gold values.  These priority areas are now receiving detailed follow-up exploration by the Company's field crews to establish drill testing priorities.

Figure 1

LOCATION MAP
NORTHWEST TERRITORIES
NU.
MAN.
ALBERTA
SASKATCHEWAN
ATHABASCA BASIN
SASKATCHEWAN
Snyder 1
Hook
Snyder 4
Island
Snyder 5
SW Miller
MANITOBA
Charcoal 1
Charcoal 4
CanAlaska Ventures Ltd.
NORTHEAST ATHABASCA URANIUM PROJECT
Mineralized Zones
Scale 0 2 4 6 8 10 Kilometers
Map drafted by Brian King, August 2005
Provincial Boundary
CanAlaska Claim Boundary
Mineralized Zones
N

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____August 29, 2005______________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

August 31, 2005

Item 3: Press Release

A Press release dated and issued August 31, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. is pleased to report the commencement of marine seismic surveys for the Company's Athabasca Lake property holdings.

Item 5: Full Description of Material Change

Vancouver, BC, Aug .. 31, 2005 - CanAlaska Ventures Ltd. is pleased to report the commencement of marine seismic surveys for the Company's Athabasca Lake property holdings. A third crew working for the Company, in conjunction with Frontier Geosciences Inc., of North Vancouver, will carry out hydrographic and high resolution seismic reflection surveys across the project areas, to model lake depths, bedrock topography, and the depths of the Athabasca "unconformity" contact (www.frontiergeo.com/seis_reflect.html). In these areas, a high uranium environment, combined with the presence of major basement structures and unconformity style uranium mineralisation demonstrate the potential for world-scale uranium deposits.

  Highlights:

  Innovative Marine Reflection Surveys to cover Western Project areas

  Seismic surveys successful in previous exploration

  MEGATEM II survey coverage nearing completion in target area

  Proposed follow-up with lake sediment geochemistry

Seismic survey work in 1979 - 1980 by Shell Canada Resources Ltd. in areas of the northern Athabasca Basin identified the potential of the survey method to remotely define sandstone/basement targets.  More recently, the survey method was shown to work on land across the McArthur River Mine by the EXTECH IV uranium research program. Of prime consideration for the current survey will be the ability to determine basement offsets and velocity contrasts in potential alteration zones beneath the lake bottom.  These surveys are similar to those used in modern oil exploration.

Additionally, at the current time, airborne MEGATEM II magnetic and deep penetrating EM surveys are being carried out over the Alberta and Lake Athabasca Project areas.  These are extensive survey blocks  (2,312 km2) never previously been flown, but it is expected that the technology now available will highlight priority areas for detailed uranium exploration, and follow-up by the marine seismic methods.

The seismic survey vessel will also provide the platform for the Company to carry out additional lake bottom geochemical surveys and shoreline mapping programs within the project areas.  Dr Karl Schimann, Manager, Uranium Exploration, has noted "The ability to accurately profile the Athabasca basement using the seismic reflection method provides a major supplement to our exploration abilities.  These "State of the Art" surveys significantly decrease the cost and time and improves our abilities to look for uranium deposits in the Athabasca region."

N
Legend
Uranium Deposits
Athabasca Claims
Athabasca Basin Outline
Maurice Bay
Gunnar
CanAlaska MegaTem II and Marine Seismic Survey Areas
Cluff Lake Mine
Maybelle River
Shea Creek
Anne
1:750,000
0 5 10 20 30 40 Kilometers

Other Current Activity

The Company's two original 15-man technical crews for ground fieldwork have been working on the Company's more northern Athabasca projects (the Helmer and North East Projects) since May 2005.

One crew is now working on the West McArthur Project, carrying out detailed surface work. The deep penetrating MEGATEM II surveys carried out in December over the West McArthur River Property, have also identified previously unknown, but significant, conductors in four separate areas. The Company's consultant, SJ Geophysics, is completing detailed geophysical modelling in preparation for imminent ground geophysics follow-up on this property.

Similar geophysical modelling is being carried out on the nearby Moon Property and the Helmer and Lake Athabasca Properties to the northwest.  In all areas detailed airborne surveys have identified high priority anomalous zones that will require further work.

The Company has defined fourteen anomalous zones in the Northeast Athabasca Project area. The geochemical results obtained from the early part of this year's survey of six of the zones were released August 29 (http://www.canalaska.com/s/NewsReleases.asp?ReportID=116069).  An extensive boulder field in the Hook Lake Zone has uranium values from 0.2% to 3.65% U3O8 ( 4lb to 73 lb per ton U3O8), and is located south of mineralised outcropping zone of pelitic gneiss which has returned preliminary values from 0.31% to 0.81% U3O8 ( (6.2lb per ton to 16.2 lb per ton U3O8)   Significant molybdenum mineralization is associated with most samples, along with occasional higher gold values. These priority areas are now receiving detailed follow-up exploration by the Company's field crews to establish the priorities for drilling testing.

At the Helmer Lake Property, the Company has carried out prospecting of known uranium boulder trains, systematic sandstone boulder sampling to define alteration patterns as well as an audiomagnetotelluric survey over the VTEM-defined basement conductors and is now assembling priority target areas for drilling.

The Company is also continuing to review and discuss uranium exploration and development targets in other favourable situations.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____August 31, 2005______________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1.800.667.1870

www.canalaska.com

CANALASKA BEGINS LAKE ATHABASCA GEOPHYSICAL SURVEYS

MEGATEM II Airborne Electromagnetic Surveys to Probe Western Athabasca Basin

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC, August 8, 2005 - CanAlaska Ventures Ltd. is pleased to report the imminent commencement of deep penetrating airborne electromagnetic surveys over its property holdings in the Western Athabasca Basin.

In this area, the Company's exploration claims cover over 120 kilometres of the western and northern edges of the Athabasca Basin, with predicted unconformity depths ranging from surface to 650 metres.  This land region is highly prospective for high-grade unconformity-style uranium deposits.  The Western Athabasca region hosts a number of unconformity style uranium occurrences - Maurice Bay deposit to the North, Maybelle River and Cluff Lake deposits to the South, in addition to the Uranium City mining camp.  However, the majority of the area has not previously been explored due the vast presence of lake and water bodies.

N
Legend
Uranium Deposits
Athabasca Claims
Athabasca Basin Outline
Maurice Bay
Gunnar
CanAlaska MegaTem II Survey Areas
Cluff Lake Mine
Maybelle River
Shea Creek
Anne
1:750,000
0 5 10 20 30 40
Kilometers

The MEGATEM II surveys will cover over 6,000 line kilometres of shallow lake-covered areas that have not previously been evaluated because of historical technical limitations to electromagnetic surveys in lake environments.  The high definition MEGATEM II surveys provide immensely superior power levels and digital data imaging, and are expected to define major geological structures, conductive zones and trends normally associated with uranium deposits found elsewhere in the basin.  In addition to these airborne surveys, the Company has also commenced preparation for marine seismic surveys within the properties.  Preliminary field visits in this area have confirmed one of the existing property showings (Stewart Island), which returned hand samples assaying up to 5% U3O8.

News Release

August 8, 2005

Elsewhere in the Athabasca Basin, the Company has completed an AudioMagnetoTelluric survey on the Helmer Lake Project to better define conductive structures identified by the earlier VTEM airborne EM survey, as well as systematic sandstone sampling for alteration patterns and prospecting for mineralised boulders.  The TerraspecR clay analyses on the sandstones as well as partial chemical results show several anomalous areas of clay alteration within the sandstone environment.

A similar ground based work programme, specifically looking for alteration zones and down ice uranium boulder trains, started late July on the West McArthur, and nearby Arnold and McTavish properties.  Ground resistivity surveys will commence later this month to assist the definition of MEGATEM II airborne geophysical anomalies on the West McArthur property.

At the Northeast Project, which is located at the Saskatchewan - Manitoba border, along the trend of the uranium-rich Wollaston Belt, the Company is experiencing considerable success in identifying zones of high radioactive counts as registered by ground scintillometer surveys.  Preliminary rock samples submitted for laboratory analysis have confirmed uranium mineralization.  However, further analyses at a separate laboratory are required to determine quantitative results.

About the Athabasca Basin

The Athabasca Basin is host to the Cigar Lake and McArthur River mines, two of the world's largest and highest grade uranium deposits in the world.  The region accounts for 32% of the world's uranium supply.  The Company believes that the potential for new discoveries in the region is quite high, and Peter Dasler, President, has noted that "the results of our initial airborne surveys have produced targets which support this potential".   The Company intends to continue intensive ground geophysical and prospecting work with its two 15 man field crews in priority areas with the specific intent to define targets for drill testing.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska Ventures is a mineral exploration company concentrating on the exploration and development of uranium in the Athabasca Basin of Saskatchewan, Canada, where the company has assembled a large land package of over 1,658,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.

On behalf of the Board of Directors Peter Dasler, President	Investor Contact: Emil Fung, Corporate Development Tel: 604.685.1870 Toll Free 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 8, 2005

CanAlaska Ventures Ltd.

TSX.V -  CVV   OTCBB - CVVLF

Toll Free 1.800.667.1870

www.canalaska.com

CANALASKA IDENTIFIES MULTIPLE URANIUM ZONES

NORTH EAST ATHABASCA PROJECT, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC, Aug. 29, 2005 - CanAlaska Ventures Ltd. is pleased to report the first quantitative results from uranium exploration and sampling at the Company's North East Athabasca Project.  This large project consists of 490,340 acres (1984 km2) and straddles the Saskatchewan-Manitoba border.

   Highlights:

  Extensive uranium mineralisation in basement immediately to north of Athabasca contact

  Uranium boulder trains 0.2% to 3.65 % U3O8 on surface

  14 target zones, with 6 priority zones identified

  Blanket coverage with over 1,900 lake sediment samples

  New outcrop discoveries of 0.31% to 0.81% uranium from current work

Athabasca sandstone outliers to the west and south (Reilly Basin) indicate the strong possibility that this area was once covered by Athabasca sandstone.  The North East Project exploration licences cover the northern extension of the Wollaston Belt, which underlies all of the major uranium mines in the eastern Athabasca Basin.

This summer the Company has carried out detailed lake sediment sampling over the entire licence area, and is awaiting results on the majority of the 1,900 individual lake samples. Previous exploration work in the North East Project area in the late 1970s identified uranium boulder trains and uranium-rich lake sediments.  CanAlaska's current program of surface follow-up and prospecting with a field staff of 15 geologists and prospectors has led to the discovery of new areas of mineralised boulders and outcrops.

The Company has defined fourteen anomalous zones. Of these, seven have had previous exploration, and seven are either new zones or significant additions to previous work. The geochemical results obtained from the early part of this year's survey of six of the zones are tabulated below. An extensive boulder field in the Hook Lake Zone has uranium values from 0.2% to 3.65% U3O8 (4lb - 73 lb / ton U3O8), and is located south of mineralised outcropping zones of pelitic gneiss which have returned preliminary values from 0.31% to 0.81% U3O8 (6.2 - 16.2 lb / ton U3O8).   Significant molybdenum mineralisation is associated with most samples, along with occasional higher gold values.  These priority areas are now receiving detailed follow-up exploration by the Company's field crews to establish drill testing priorities.

News Release

August 29, 2005

NORTH EAST PROJECT - GRAB SAMPLE ANALYSES - PRIORITY ZONES

Hook Lake Zone Outcrops

Sample #	U3O8 %
WM042	0.81
WM057	0.58
RD047	0.41
WM043	0.40
WM058	0.32
WM056	0.32
DM014	0.31

Hook Lake Zone Boulders/Float

Sample #	U3O8 %	Mo %
OM028	3.65	
WM047	3.61	2.69
WM050	2.23	
OM030	2.12	0.20
OM026	1.68	2.02
DM017	1.60	0.78
WM051	1.47	0.31
DM018	1.41	
WM052	1.39	0.42
WM046	1.20	1.66
WM060	1.08	1.55
OM029	0.97	0.20
WM059	0.92	0.40
OM036	0.90	
WM045	0.77	0.53
WM054	0.76	
OM037	0.68	0.27
WM062	0.65	
DM024	0.64	
RD029	0.59	
WM048	0.58	0.41
DM025	0.58	
WM053	0.58	
OM032	0.52	
WM061	0.49	0.50
WM055	0.47	
OM024	0.47	0.95
RD028	0.46	
OM038	0.46	
RD030	0.44	
OM025	0.43	0.46
OM039	0.38	
WM063	0.37	
OM033	0.36	
OM031	0.35	
OM035	0.35	
DM015	0.34	
OM034	0.34	
DM016	0.29	1.02
DM019	0.26	
RD031	0.23	1.25
DM027	0.21	

Island Zone Boulders/Float

Sample #	U3O8 %
WM011	0.39
WM001	0.34
DM007	0.32
OM007	0.31
WM006	0.31

Snyder 1 Boulders/Float

Sample #	U3O8 %
WM026	1.54
WM027	1.14
WM028	0.88

Snyder 4 Boulders/Float

Sample #	U3O8 %
AM019	0.88
NM001 *	0.37

Snyder 5 Boulders/Float

Sample #	U3O8 %	Mo %
WM030	0.35	
WM031	0.24	0.30

SW Miller Lake Boulders/Float

Sample #	U3O8 %	Mo %
WM032	2.76	
OM016	2.68	
WM034	2.12	
WM033	2.03	
MF014	1.63	
WM035	1.10	
WM024	1.08	
NM004	1.06	
WM037	0.97	
OM010	0.93	0.36
RWM340	0.91	
WM036	0.86	
OM013	0.84	0.32
OM019	0.63	
NM002	0.55	
OM008	0.55	
OM018	0.52	
OM017	0.47	
OM012	0.46	0.26
OM020	0.44	
MF015	0.39	
WM018	0.39	
WM025	0.37	
OM015	0.29	
WM017	0.29	
WM038	0.27	
OM011	0.26	0.27

Charcoal 5 Boulders/Float

Sample #	U3O8 %
DM028	0.46

* sample contains also 0.5 g/t Au

Note: analyses below 0.2% U3O8 or Mo not shown

News Release

August 29, 2005

Figure 1

News Release

August 29, 2005

About the Athabasca Basin

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for over 30% of the world's supply of uranium. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President of CanAlaska, has noted that "before commencing our staking program, CanAlaska carried out a comprehensive analysis of existing geological and geophysical data, and the Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne surveys have produced targets which support this potential." 83

The Company and its shareholders are positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska has stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin and is actively exploring its properties".

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska Ventures Ltd.

CanAlaska is a mineral exploration company concentrating on exploration for uranium in the Athabasca Basin of Saskatchewan, Canada, where the Company has recently assembled a large land package (over 1,650,000 acres).

On behalf of the Board of Directors Peter Dasler, President	Investor Contact: Emil Fung, Corporate Development Tel: 604.685.1870 Toll Free 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 29, 2005

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1.800.667.1870

www.canalaska.com

MARINE SEISMIC BASEMENT PROFILING

WESTERN ATHABASCA PROJECTS, ALBERTA AND SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC, Aug .. 31, 2005 - CanAlaska Ventures Ltd. is pleased to report the commencement of marine seismic surveys for the Company's Athabasca Lake property holdings. A third crew working for the Company, in conjunction with Frontier Geosciences Inc., of North Vancouver, will carry out hydrographic and high resolution seismic reflection surveys across the project areas, to model lake depths, bedrock topography, and the depths of the Athabasca "unconformity" contact (www.frontiergeo.com/seis_reflect.html). In these areas, a high uranium environment, combined with the presence of major basement structures and unconformity style uranium mineralisation demonstrate the potential for world-scale uranium deposits.

  Highlights:

  Innovative Marine Reflection Surveys to cover Western Project areas

  Seismic surveys successful in previous exploration

  MEGATEM II survey coverage nearing completion in target area

  Proposed follow-up with lake sediment geochemistry

Seismic survey work in 1979 - 1980 by Shell Canada Resources Ltd. in areas of the northern Athabasca Basin identified the potential of the survey method to remotely define sandstone/basement targets.  More recently, the survey method was shown to work on land across the McArthur River Mine by the EXTECH IV uranium research program. Of prime consideration for the current survey will be the ability to determine basement offsets and velocity contrasts in potential alteration zones beneath the lake bottom.  These surveys are similar to those used in modern oil exploration.

Additionally, at the current time, airborne MEGATEM II magnetic and deep penetrating EM surveys are being carried out over the Alberta and Lake Athabasca Project areas.  These are extensive survey blocks  (2,312 km2) never previously been flown, but it is expected that the technology now available will highlight priority areas for detailed uranium exploration, and follow-up by the marine seismic methods.

The seismic survey vessel will also provide the platform for the Company to carry out additional lake bottom geochemical surveys and shoreline mapping programs within the project areas.  Dr Karl Schimann, Manager, Uranium Exploration, has noted "The ability to accurately profile the Athabasca basement using the seismic reflection method provides a major supplement to our exploration abilities.  These "State of the Art" surveys significantly decrease the cost and time and improves our abilities to look for uranium deposits in the Athabasca region."

News Release

August 31, 2005

Other Current Activity

The Company's two original 15-man technical crews for ground fieldwork have been working on the Company's more northern Athabasca projects (the Helmer and North East Projects) since May 2005.

One crew is now working on the West McArthur Project, carrying out detailed surface work. The deep penetrating MEGATEM II surveys carried out in December over the West McArthur River Property, have also identified previously unknown, but significant, conductors in four separate areas. The Company's consultant, SJ Geophysics, is completing detailed geophysical modelling in preparation for imminent ground geophysics follow-up on this property.

Similar geophysical modelling is being carried out on the nearby Moon Property and the Helmer and Lake Athabasca Properties to the northwest.  In all areas detailed airborne surveys have identified high priority anomalous zones that will require further work.

The Company has defined fourteen anomalous zones in the Northeast Athabasca Project area. The geochemical results obtained from the early part of this year's survey of six of the zones were released August 29 (http://www.canalaska.com/s/NewsReleases.asp?ReportID=116069).  An extensive boulder field in the Hook Lake Zone has uranium values from 0.2% to 3.65% U3O8 ( 4lb to 73 lb per ton U3O8), and is located south of mineralised outcropping zone of pelitic gneiss which has returned preliminary values from 0.31% to 0.81% U3O8 ( (6.2lb per ton to 16.2 lb per ton U3O8)   Significant molybdenum mineralization is associated with most samples, along with occasional higher gold values. These priority areas are now receiving detailed follow-up exploration by the Company's field crews to establish the priorities for drilling testing.

News Release

August 31, 2005

At the Helmer Lake Property, the Company has carried out prospecting of known uranium boulder trains, systematic sandstone boulder sampling to define alteration patterns as well as an audiomagnetotelluric survey over the VTEM-defined basement conductors and is now assembling priority target areas for drilling.

The Company is also continuing to review and discuss uranium exploration and development targets in other favourable situations.

About the Athabasca Basin

The Athabasca Basin hosts a number of major uranium deposits, including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for over 30% of the world's supply of uranium. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President, noted "before commencing our staking program, CanAlaska carried out a comprehensive analysis of existing geological and geophysical data, and the Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne surveys have produced targets which support this potential".

The Company and its shareholders are positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin and is actively exploring its properties".

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on exploration for uranium in the Athabasca Basin of Saskatchewan, Canada, where the Company has recently assembled a large land package (over 1,650,000 acres).

On behalf of the Board of Directors Peter Dasler, President	Investor Contact: Emil Fung, Corporate Development Tel: 604.685.1870 Toll Free 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 31, 2005

CANALASKA VENTURES LTD

McARTHUR RIVER WEST URANIUM PROJECT , SASKATCHEWAN

MINERAL POTENTIAL ASSESSMENT

and

EXPLORATION PROPOSAL

by

N. Ralph Newson, M.Sc., P.Eng., P.Geo.

Updated by P.G. Dasler, M.Sc., P.Geo.

Saskatoon, Saskatchewan        July 22 , 200 5

Table of Contents

Page

Summary
1.0 Introduction	4
2.0 Property Description and Location	4
3.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography	8
4.0 History	10
5.0 Geological Setting	12
5.1. Regional and Local Geology	12
5.2 Property Geology	15
6.0 Deposit Type	15
7.0 Mineralization	18
8.0 Interpretation and Conclusions	18
9.0 Recommendations	21
9.1 Proposed Budget	22
10.0 References and Bibliography	23
Certificate	25

List of Figures

Page

Fig. 1. General Location Map & Regional Geology	6
Fig. 2. Detailed Location Map	7
Fig. 3. Summary of Previous Work	13
Fig. 4. Property Geology	17

List of Tables

Page

Table 1. Areas, record dates, assessment work requirements by claim	5

SUMMARY

CanAlaska Ventures Ltd. owns a 100% interest in 9 claims, for a total nominal area of 35,822 hectares. The nine claims are in the Athabasca Basin uranium area of Northern Saskatchewan, and form a contiguous group centred about 16 km northwest of the producing McArthur River Mine owned by Cameco. Saskatchewan produces 30% of the world's supply of uranium from mines in the Athabasca Basin.

The property is underlain by flat-lying, relatively undeformed sandstones of the Athabasca Group, which unconformably overlie highly deformed and metamorphosed rocks of the Mudjatik Domain of the Hearne Province of the Canadian Shield. The target on the property is an unconformity-type uranium deposit at and near the unconformity between the Athabasca sandstone and underlying metasedimentary rocks of the Mudjatik Domain. The target horizon on the property is at about 850 metres below surface, so exploration will be difficult and expensive.

CanAlaska has not carried out any work on the property as of the date of this report. Work by previous operators began with reconnaissance-type surveys, and progressed to the discovery of conductors in favourable basement rocks. Drilling of some of the conductors showed weak uranium mineralization at the unconformity. However, attention seems to have been diverted to targets not on the present property, leaving targets on the present property not fully investigated. This, along with the availability of some new technology, provides an opportunity for CanAlaska to continue the work on the targets found by the previous operators, and perhaps to find some new targets.

As the first phase of exploration, a MegaTEMR high-powered airborne time-domain electromagnetic survey has be en flown over the entire property as recommended in the original report (the "new technology" mentioned above). It is further recommended that more detailed ground electromagnetic and/or resistivity surveys be done over the old conductors not fully investigated by previous operators, and also over any new conductors found by the airborne electromagnetic survey. Sampling and detailed analysis of sandstone boulders is recommended to look for certain variations in clay content that were not known to be significant at the time of the previous work, and to complete the coverage of the property.

A second phase of work, consisting of drilling of targets defined by the first phase of work, is contingent on results of the first.

A budget of $ 1,012,000 is proposed as the best estimate for the cost of the first phase of work ..   A proposed budget of  $577,000 for the second is entirely contingent on results of the first phase, and the actual amount required could be much more or less than that.

The writer firmly believes that the recommended program is warranted by the available information in the context of present knowledge of the occurrence of unconformity-type uranium deposits in this area.

1.0 INTRODUCTION

Th is report is an update of the original 43-101 project report prepared by M. Ralph Newson for the Company.  The report utilizes all of the data provided by Mr. Newson, with additions to make the report current with regard to airborne surveys which were recommended, and carried out on the project in late 2004. The original report was prepared at the request of Mr. Peter Dasler, President of CanAlaska Ventures Ltd., of Vancouver, B.C. The purpose of the report was to describe the previous work on the property, to discuss the significance of that work in the context of present knowledge of the occurrence of uranium deposits in the Athabasca Basin of Northern Saskatchewan, and to make recommendations based on this discussion. Th e report wa s submitted as part of the requirements of National Policy 43-101 in connection with an AIF being filed.

Most of the information in this report is from assessment work submitted by previous operators, and now on file at the offices of Saskatchewan Industry and Resources ("SIR"). This work is identified by the file number assigned by SIR as each unit of work is discussed. Other information is from papers published in government and technical journals, and is referred to in the normal manner.

The writer (Mr. Ralph Newson) visited the property as part of the requirements to write th e original report on October 24, 2004.

2.0 Property Description and Location

The property consists of nine Saskatchewan claims numbered S-107561 to S-107565 inclusive , S-108010 to S-108012 inclusive, and S-107773. The nominal area of the property is 35,822 hectares ("ha").

The claims are registered in the name of CanAlaska Ventures Ltd., of Vancouver, B.C., 2303 West 41st Ave., Vancouver, B.C., V6M 2A3.

The claims are mainly in NTS area 74 H 14, with the westernmost corner just inside 74 H 13, and a wedge-shaped projection southward into 74 H 11. The centre of the property is near the intersection of 57o 50' north latitude, and 105o 18' west longitude (Figs 1, 2).

Mineral claims in Saskatchewan do not include any ownership of surface rights, but use of the surface for exploration, development and production can be had according to various regulations. Those which apply to the work recommended herein are discussed below.

Table 1 below shows the areas, record dates, and annual assessment work requirements for each claim. To keep the claims in good standing, work to at least the values shown (calculated at $12 per hectare) must be done by the anniversaries of the record dates in 2006, and every year thereafter up to and including the 10th year.

Table 1. Areas, record dates, assessment work requirements by claim

Claim number	Nominal area (hectares)	Record Date	Annual work requirements, years 2 to 10
S-108010	3036	Mar. 10, 2005	$36,432
S-108011	3836	Mar. 10, 2005	$46,032
S-108012	190	Mar. 10, 2005	$2,280
S-107561	4690	Oct. 26, 2004	$56,280
S-107562	5548	Oct. 26, 2004	$66,576
S-107563	4525	Oct. 26, 2004	$54,300
S-107564	5039	Oct. 26, 2004	$60,468
S-107565	5600	Oct. 26, 2004	$67,200
S-107773	3358	Nov. 12, 2004	$40,296
TOTAL	35822		$ 429,684

If all of the claims are retained, it will cost $429,684 per annum to keep the property in good standing.  From the 11th year, the requirements increase to $25 per ha per annum. After each anniversary date there is a period of 90 days allowed for the preparation and submission of an assessment work report. Any work in excess of that required to keep a claim for a year is credited to that claim against future requirements, and is automatically applied each year until it is used up. There are no annual renewal fees in Saskatchewan.

Claims may be grouped so that work done anywhere on the group is applied to all claims in the group equally per hectare. The maximum size of a group is 10,000 ha, and the claims must be contiguous. These requirements mean that the grouping possibilities for this property are limited , which means that, to keep the property intact, care must be taken to spread the work around sufficiently to keep all claims in good standing. Claims cannot be re-grouped until at least a year has passed since their last grouping, so re-grouping claims is only a partial solution.

The claims have not been surveyed. They have been plotted on topographic base maps in the field, and re-plotted on the government claim maps by the mining recorder. The claim boundaries and posts are therefore not as accurately plotted as if they had been surveyed. However, lakes and rivers are common here, and provide good topographic control. The writer believes that the accuracy of plotting of the subject claims is at least as good as that with which physically-staked claims can normally be plotted in the unsurveyed areas of Canada.

110° W
102°W
60° N
60° N
Lake Athabasca
Grease River Shear Zone
Black Lake Shear Zone
Black Lake
MUDJATIK
ATHABASCA BASIN
Carswell Structure
HEARNE PROVINCE
Pasfield Lake
Snowbird Tectonic Zone
Wollaston Lake
PROPERTY LOCATION
Cree Lake
WOLLASTON
PETER LAKE
Reindeer Lake
Virgin River Shear Zone
VIRGIN RIVER
MUDJATIK
Phanerozoic
56°N
56°N
LEGEND
MUDJATIK Domain name
Domain boundary
Mine
SCALE
0 50 100 km

CANALASKA VENTURES LTD	
McARTHUR WEST PROPERTY	
GENERAL LOCATION MAP & REGIONAL GEOLOGY (after Sask.Geol.Surv.)	
NTS 74 H 14	UTM ZONE 13 NAD 27
NORTHERN EXPLORERS LTD	
Scale 1:2,500,000	Dec. 2004 / Fig 1

N
58° 00'N
470000E
480000E
105° 15'W
490000E
6430000N
6420000N
6410000N
57° 45'N
6400000N
S-104779
S-104780
S-104793
CBS 7834
S-104794
S-102849
S-107300
S-107546
S-107765
S-107772
S-107766
S-107767
S-107768
S-107669
DISPUTED CLAIMS
S-107654
S-107655
S-107565
S-107299
S-107561
S-107562
S-107564
S-107563
S-107332
S-107333
S-107334
S-107773
CBS 7815
S-106780
S-106781
CBS 6927
ML 5516
CBS-8930
CBS 8928
CBS 8929
PROPERTY BOUNDARY
To Key Lake Mine ≈ 70 km
SCALE
0
5
10 km
CANALASKA VENTURES LTD
McARTHUR RIVER WEST PROPERTY
DETAILED LOCATION MAP
NTS 74 H 14
UTM NAD 27 ZONE 13
NORTHERN EXPLORERS LTD
Scale 1:250,000
Dec., 2004
Fig. 2

There is at least one mineralized zone on the property, intersected by Cameco in 2000 and 2002.  No mine workings, tailings ponds or waste piles were seen on the site visit. The only improvements on the property are numerous roads, many with culverts or bridges in various states of disrepair. These are almost certainly roads built by people exploring for uranium, since there is no commercial logging industry this far north. There is no map of these roads available to the writer.

To the writer's knowledge, there is no environmental liability acquired along with the mineral rights. Of course, as work proceeds, there will be environmental regulations that will have to be observed.

No permit is required for the airborne survey herein proposed as the first work project on the property. Ground work will require a Surface Exploration Permit ($25)  and a Forest Product Permit ($50) from Saskatchewan Environment and Resource Management. Use of water for drilling will require a temporary Water Rights Licence To Use Surface Water from Saskatchewan Watershed Authority, and the purchase of water from them. If there might be fish in the water, one has to get a Project Review from Fisheries and Oceans Canada, who issue a Letter of Advice.  These permits have not been obtained as of the writing of this report, but they do not normally take more than a week or two to obtain.

3.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography.

The topography is rolling (sometimes steeply) in places ,and fairly flat in other places. It is a reflection of Pleistocene glacial deposition features, mainly drumlins, eskers, and outwash sand plains. Boulders are common on the ground surface, and may be useful as a sample medium to find clay alteration that may indicate uranium mineralization. Elevation is about 600 metres, with a relief of about 60 metres. The sandy soil means that most of the trees are Jack Pines, with Black Spruce along the edges of water bodies. Poplar and Birch are the most common deciduous trees. Virtually all of the property has been burned recently, and most of the trees are small. In places they grow very close together, and walking through them may be difficult.

The property is accessible by air from La Ronge, a distance of about 290 km, or from Otter Lake (80 km by road north of La Ronge), a distance of 240 km. Many lakes on the property are long enough to provide access to float- or ski-equipped aircraft. In winter, care must be taken to avoid areas of thin ice caused by currents in the lakes. It is advisable to send someone in by snowmobile to check ice thicknesses when landing on a lake for the first time.

Cameco's Key Lake Mine is about 70 km south of the centre of the property, and their McArthur River mine is about 6 km from the southeastern boundary at its closest, or about 16 km southeast of the centre of the property. A good, all-weather gravelled road, Provincial highway number 914, provides surface access to the Key Lake Mine, a distance of about 384 km from paved Provincial highway number 2. The turnoff from highway 2 to the Key Lake road is about 55 km south of La Ronge, and about 180 km north of the city of Prince Albert. There is a gate on highway 914 just south of the Key Lake mine, and access beyond that point is only with the permission of the mine operator. In the past, that permission has been given fairly readily. If the level of exploration activity in the area increases significantly in the future, it is possible that there will have to be more restrictions on traffic, since the roads inside the gate were only designed for the use of the mine.

From the Key Lake Mine, a good gravelled road leads to the McArthur River Mine, and is used by Cameco to haul ore to the Key Lake mill. This road passes a few km southeast of the southeastern edge of the property, but it could only be used with Cameco's permission.

An old road, the Fox Lake road, turns off highway 914 outside the mine gate, and may provide access to the property, if some bridges are repaired or replaced. Those sections of the road seen from a helicopter appear to be in fairly good shape, and one part examined on the ground (not on the present property) was certainly adequate for light truck traffic. Before the present road from Key Lake to McArthur River was built, this was the road used to haul material to McArthur River, so it was once a good road.

Assessment work reports by Uranerz and Cameco show a winter road to a drill camp at the centre of the present property. This road is the northern end of the Fox Lake road, and was used as recently as the winter of 2002. It is probably still usable, and likely now connects with the road system at the McArthur River Mine, although the writer did not see this particular road during the site visit.

On the property, there are some old roads that could provide access to many parts of the property. In summer, the pure outwash sand provides a poor roadbed, but where there are gravel deposits, the road can be fairly good.  In most places in this area, roads in outwash sand do not freeze in winter, because there is little or no water in the sand. However, snow is churned up with the loose sand, and the mixture provides a firmer roadbed.

Off the roads, some of the property looked to be accessible by snowmobile in winter, or ATV in summer, but in much of it some trail cutting would likely be required for even these small vehicles, because of the closely-spaced small trees that are so common. Most of the property is accessible on foot.

The creeks and rivers seen during the site visit did not appear to be navigable by canoe or small boat over any distance that would be useful for transporting people or material.

Cameco also maintains a gravelled airstrip, used to fly the mining crews in and out on rotation. They have permitted others to use it, but, as with the road, they may or may not be able to accommodate the demand if the level of exploration activity increases.

The nearest village with any significant services is La Ronge, 290 km south by air, and  about 530 km by road, if road access can be established. Services adequate for the exploration phase are available there, including food and camp supplies, fixed and rotating wing aircraft, and expediting services. In La Ronge and in most of the smaller settlements north of La Ronge there are many people experienced in prospecting, linecutting, geophysical operating, and other exploration skills. There are consulting geologists, and geophysical and line-cutting contractors in La Ronge. Many residents have worked at one or more of the currently producing uranium mines.

The nearest city is Prince Albert, about 660 km by road, or about 495 km by air. More services are available here, including some light industrial fabrication. Many workers at the uranium mines live in Prince Albert.

Saskatoon is about 150 km south of Prince Albert, and has more and better services, including medium industrial fabrication. Many uranium mine-workers live in Saskatoon. Consulting geologists and geophysicists are available in Saskatoon.

The climate is mid-latitude continental with winter temperatures down to -50oC and summer high temperatures to 30oC. Freeze-up occurs typically in October and November with break-up in April or May. Much of the work can only be done  after freeze-up, but, because there is road access to, or close to, the property, and possibly access by wheeled aircraft to the Key Lake Mine airstrip, some types of work could be carried on all year. Boulder prospecting and sampling can only be done when there is no snow, which normally includes the months of June to September, and sometimes longer. Drilling could be done all year long, provided that it is on land. Geophysical surveys can be done all year, but are often better done in winter, when survey lines can be continued across frozen lakes. Winter work is sometimes made difficult by extremely low temperatures, with -40oC not uncommon, and occasional, but uncommon, dips to -50o C. However, in a typical winter, field work would not often have to be suspended because of low temperatures. Blowing snow, usually on larger lakes, may occasionally cause work to be halted because of the danger of getting lost.

Summer conditions are quite pleasant, with the main impediment, in this writer's experience, being forest fires.

Should exploration work on the property ultimately result in a producing mine, there will be adequate surface area for a mining operation, including tailings ponds and waste piles. No townsite would be permitted to be built here, so only enough land for a modern fly-in, fly-out camp would be required, and there is plenty of room for that. A power line comes to the Key Lake Mine, 70 km from the centre of the property, and to the McArthur river Mine, 16 km away.

4.0 History

The property as presently constituted was staked between October 2004 and March 2005 by CanAlaska, which is thus the first owner of these claims. CanAlaska has carried out a irborne surveys of its own as of the date of writing this report (July 2005) .

In the past, the ground which now comprises the property has been part of various properties owned by others, and some of their work programs have covered all or parts of the present property. The work is summarized below, and the assessment work file number is referred to in brackets with each work item. Fig. 3 summarizes graphically that work which is believed to be most significant in assessing the property, and the most useful in planning further work.

In 1969, Ulster Petroleum carried out an airborne radiometric survey over the northeastern part of the subject ground, and carried out an air photo interpretation study (Saskatchewan Industry and

Resources  assessment work file number 74 H 14-0001).  A comparison of the linear features interpreted from this air photo study with those interpreted from magnetic maps showed poor correlation. The writer believes that those interpreted from magnetic data are more likely to be significant.

In 1969, Western Land Services Co. Ltd. carried out an airborne radiometric survey over the western part of the property (74 H 13-0003). No pattern emerges from this work, but it may be useful to compare it with the results of the work recommended below.

In 1969, King Resources Ltd. carried out airborne electromagnetic, magnetic, and radiometric surveys, and a hydrogeochemical survey on an area that overlaps some of the southern part of the property. Nothing of interest was found on that part of the survey which overlaps the present property. The EM survey was done with a system much inferior to modern ones, and the lack of anomalies is not a negative comment on the property.

From 1978 to 1983, Kerr Addison Mines carried out an airborne electromagnetic survey of much of the northern part of the present property (74 H 14-0006), They had an interpretation of the GSC aeromagnetic maps done, including calculations  of depth to basement, and of the general geology. None of these data are included on the compilation map (Fig. 3) because it has been superseded by better information. They also carried out lake and stream sediment sampling, and analysed the samples for uranium and nickel. Uranium values ranged from <1 ppm to 5 ppm. No anomalous population of uranium values was found, and the values were not particularly high over a mineralized zone subsequently discovered. Nickel values ranged from <1 ppm to 130 ppm, the latter from the same sample that gave the 5 ppm uranium assay.

Kerr Addison carried out  a Turair airborne electromagnetic and magnetic survey of an area partly overlapping the southern part of the property (74 H 11-0022). There are few anomalies on the present property, and some of those look like lake-edge effects. The writer used the Turair system during its brief appearance on the exploration scene, but only for base metals in volcanic rocks, and has no experience using it in this environment. The lack of anomalies should not be taken as a negative indicator.

In 1980, SMDC (now Cameco) carried out a helicopter-borne electromagnetic and magnetic survey which overlapped a small part of the present property (74 H 12-0006), but there are no significant results on that part.

In 1986, Cogema carried out gravity, electromagnetic, and magnetic surveys on a property which slightly overlaps parts of the northeastern corner of the present property. It shows a conductive trend east of the present property which was subsequently traced farther west, and drilled, revealing mineralization on what is now the present property (74 H 14-0021).

From 1985 to 1990, Uranerz carried out a number of types of work on ground overlapping much of the present property (74 H-0030,-0035, -0036, 74 H 11-0084, 74 H 14-0017, -0018, -0024, -0025, -0026). The work included both airborne (INPUT) and ground-based (UTEM) time-domain electromagnetic surveys,  magnetic surveys, gravity surveys, sandstone boulder sampling surveys, lake sediment sampling surveys, prospecting, and drilling.

Besides inferring the presence of Aphebian metasedimentary rocks (interpreted from magnetics) in the basement, the Uranerz work specifically infers, based on gravity surveys, the presence of quartzite in one place in the basement (Fig. 3). This, too, is a positive indicator.

Concentrations of boulders showing moderately high levels of kaolin were found, and some of these had elevated levels of chlorite as well. A contact between illitic and kaolinitic clay zones is plotted near these conductors, and one of the untested conductors crosses it. Elsewhere on the map, short sections of the contact between illitic and kaolinitic zones are plotted, but not joined together. It would appear that more data are needed to completely define the illite/kaolin contact.

More recently, it has become apparent that the kaolin in the eastern basin can be either kaolinite or dickite (S. Earle, 1977, assessment file 74 H-0056), and it is important to know which it is. Generally, the regional kaolin is dickite, but is altered to kaolinite by a mineralizing event, but this may not always be the case. It is necessary to use some technique to distinguish between the polymorphs of kaolin. The most convenient method to use in the field is one which depends on the ways the different clays absorb and reflect certain wavelengths of infra-red light.

Lake sediment anomalies were found, but their significance is not apparent. Uranerz found values in the 4 ppm range, similar to the range of values found by Kerr Addison.

In 2000 and 2002, Cameco drilled 2 more holes on what is now the property. The purpose of the holes was to test the same conductive trend detected by Cogema in 1986, and drilled by Uranerz, as mentioned above. The drilling reveals that depth to basement is about 850 metres in the area, dipping gently towards the centre of the basin. All four members of the Manitou Falls formation are present, there is silicification and bleaching of the sandstone above the unconformity, there is a variation in the types of clays present throughout the hole, and there is increased radiation at the unconformity. All of these factors are positive for the occurrence of uranium deposits. A map submitted with the drill results shows essentially the same interpretation of basement geology as in the previous Uranerz work.

5.0  Geological Setting.

5.1.  Regional and Local Geology

The property is underlain by rocks of the Helikian-aged Manitou Falls Formation of the virtually undeformed Athabasca Group, resting unconformable on a metamorphic basement believed to be the Mudjatik and/or Wollaston Domains of the  Hearne Province of the Canadian Shield (Fig. 1).

The Peter Lake, Wollaston, Mudjatik, and Virgin River Domains comprise the Hearne Province, and  form the Cree Lake Mobile Zone of the Churchill Structural Province.

The Aphebian Wollaston Supergroup rocks are commonly divided into two main units (Lewry and Sibbald 1977, SGS Misc. Report 2003-7) as follows:

  an upper unit consisting of meta-arkosic quartzo-feldspathic gneisses, locally including calc-silicates, quartzites, marbles and  pelitic gneiss. These rocks are divided into the Daly Lake and Geikie River Groups in the western part of the Wollaston Domain.

  a lower assemblage of conglomerate, arenite, pelite, psammopelitic biotite-rich gneisses commonly graphite bearing, and volcanic rocks, called the Compulsion River Group. The uranium deposits of the eastern Athabasca Basin are commonly in contact with, or within a few tens of metres of the graphitic units of the lower assemblage.

The metasedimentary rocks were originally deposited on a stable marine shelf probably under shallow marine to sub-aerial conditions. During the Hudsonian Orogeny, the Archean  basement underwent thermal deformation causing domes to rise isostatically with minimal disruption to the Aphebian sediments. Later tectonic events caused a series of northeast striking antiforms, which are a distinguishing feature of the Wollaston Domain (Sask. Geol. Surv. Misc. Report 2003-7)

The Mudjatik Domain is characterized by more ovoid to arcuate  features, and by a higher ratio of Archean granitic rocks, variably migmatitic. South of the Athabasca Basin, the infolded supracrustal rocks can be correlated with those of the Wollaston Domain, and, it appears that there is no break between the two domains (Tran and Smith, 1999; Madore et al, 1999).

North of the Basin, the Mudjatik Domain consists mainly of migmatitic Archean granitic gneisses, and  includes both the southern end of the Archean Rankin-Ennadai Greenstone Belt, and what appear to be rocks correlative with the Paleoproterozoic Hurwitz Group.

The quartz arenite sandstones and conglomerates that comprise the Helikian Manitou Falls Formation lie unconformably upon the Aphebian basement rocks. Ramaekers (1983) interpreted these rocks as products of fluviatile braided stream complexes originating to the south and east. Generally the grain size distribution shows there is an upwards fining that suggests basinwards development of the Manitou Falls Formation with time. The upper units indicate that they were deposited by more uniformly westward flowing rivers.

Ramaekers (1981) divided the Manitou Falls Formation into four units - d, c, b and a, from top to bottom, based on certain distinguishing characteristics, as follow:

MFd:

Medium grained, well sorted, clean sandstone distinguished by the presence of clay intraclasts. Grit horizons become common towards the base of the unit and cross bedding is weakly evident throughout. Weak bleaching, considered to be diagenetic in origin is common. This unit can vary in thickness or even be absent due usually to glacial erosion.

MFc:

Moderately to poorly sorted, granular to gritty sandstone with minor pebble layers which are less than 2.0 cm thick.  Grain sizes grade upwards into a gritty to granular sandstone with disseminated pebbles exhibiting well developed, generally low-angle cross bedding. The MFc generally lacks clay intraclasts, has narrow granule beds of less than 2.0 cm. Cross bedding is more apparent.

MFb:

This is the conglomeratic member, consisting of interbedded, pebbly sandstone and clast-supported conglomerates. It is a medium to coarse grained, moderately to poorly sorted sandstone with intervals of grit, granules and pebbles greater than 2.0 cm. Sandy mudstone and siltstone horizons are not uncommon. Pebble band thickness and size of pebbles within bands increase with depth. The pebble size can be used to break the units into smaller lithofacies.

MFa:

A medium to coarse grained, poorly sorted sandstone with common grit beds (<1.0 cm) and containing < 15% conglomeratic beds. It consists of an assemblage of clean sandstone, pebbly sandstone, sandy conglomerate and rarely, intraclast-rich sandstone. Conglomeratic members are most often found in indistinct, matrix supported bands or the pebbles may be more isolated in an otherwise sandy matrix. The unit is distinguished from the MFb by a sharp decrease in the amount and thickness of conglomeratic horizons and corresponding decrease in the maximum pebble size. At a conference in Saskatoon on November 30, 2004, Yeo et al announced a proposal to subdivide the Mfa unit into 3 new units to solve the "Mfa problem" of correlation, but the full paper has not yet been published.

5.2 Property Geology

There is no record of outcrop being found on the property, which is not unusual in the Athabasca Basin. The few holes that have been drilled indicate that it is underlain by all four Members of the Manitou Falls Formation of the Athabasca Group, resting unconformably on rocks that could be part of either the Mudjatik or Wollaston domains, since these rocks are not distinguishable based on the lithology of individual units. Assessment work submitted by Cameco (74 H 14 SW-0049) shows a sub-Athabasca contact between the two domains, probably inferred from their extensive work in the Basin. This contact lies southeast of the present property, which would put the property in the Mudjatik Domain.

The Geological Atlas of Saskatchewan shows that the subcrop consists of the Manitou Falls a, c, and d members (Fig. 4).

6.0 Deposit Type

The type of deposit sought here is an unconformity-type uranium deposit. Wheatley et al (1996) described a genetic model for such deposits. The Archean basement of northern Saskatchewan consists of granodiorites, tonalites, trondhjemites and gneissic equivalents that were subjected to granulite facies metamorphism during the Kenoran Orogeny (ca 2560 Ma). Intense deformation during the Archean created major zones of weakness that became the sites of repeated faulting causing the basement to break into numerous crustal blocks.

Heier and Adams (1965) suggested that uranium migrates into the crust during granulite facies metamorphism so that it is possible the Kenoran Orogeny concentrated uranium in the upper Archean crust.

The Aphebian pelitic, psammitic, quartzitic and carbonate-rich sediments were deposited unconformably over the Archean rocks. Dahlkamp (1993) believed the basal carbonaceous pelites were enriched in uranium from the Archean crust. The Archean and Aphebian rocks were both metamorphosed to upper amphibolite to lower granulite facies during the Trans Hudson Orogeny (1880 to 1750 Ma) according to Annesley and Madore (1989).  The Trans Hudson Orogeny also reactivated many structural zones in the Archean basement. These zones  may be up to hundreds of kilometers long, and up to 20 kilometres wide. The shear zones are thought to coincide with some of the preserved northeast trending keels of Aphebian metasedimentary rocks. A major shear zone, or zones, underlie(s) all of the known uranium deposits in the eastern part of the basin. Sibbald (1985) believed this structural zone was the Wollaston/Mudjatik contact. Towards the end of the Trans Hudson Orogeny the area was subjected to folding, faulting and downwarping, producing trough- or keel-shaped zones of  metasedimentary rocks  that were intruded by radioelement-enriched pegmatites, granodiorites, and granites. This became the focus for fluid and melt migration, increased heat flow, chemical alteration and anatexis. These events contributed to additional concentration of uranium within the faulted graphitic rocks.

However, without the overlying sandstones, the protore in the basement lithologies would not have been concentrated beyond grades of 0.5 % uranium. The final concentration resulted from a diagenetic event that promoted circulation of the basinal brines of the Athabasca group.

The deposit-forming events that occurred between 1520 and 1300 Ma (Cumming and Kristic, 1992) increased the temperature at the base of the Athabasca Group and reactivated basement structures which disrupted the overlying sandstone. This event may have been related to compaction and diagenesis. It mobilized the high salinity, oxidized basinal brines through the lower Athabasca sandstones, which had a higher permeability than the underlying basement rocks. The fluids followed the shears, and flowed along strike due to the high permeability. Some of the basinal brines were transported down into the faulted graphitic lithologies due to both gravity-induced hydrostatic pressure, and convection. In the graphitic shear zones the oxidized brines mobilized the uranium and associated metals and transported them along strike in the shear zone. Some fluids became reduced at depth in the graphitic package, but continued to travel along with the oxidized fluids in the shear zone until arriving at a dilation zone, probably caused by cross faulting. The uranium and other metals then precipitated, forming an unconformity type deposit. The fluids that followed the structures up into the sandstone created an alteration halo, with a size dependent on the local permeability and the amount of fluid flowing through the sandstone.

All uranium deposits occur within alteration halos, which demonstrate great variety and intensity. The alteration halo may extend hundreds of metres into the basement and up into the sandstone, and typically will have an increase in background uranium along with extensive clay alteration. The regional clay - illite, dickite or kaolinite - will be altered in the vicinity of the deposit, and this phenomenon can be used as an exploration tool. The regional clay around Cigar Lake is dickite but the chimney above the deposit is illitic. The dominant clay around Key Lake is illite, but above the deposit the alteration has created kaolinite, chlorite and locally dravite. Bleaching is relatively common and obvious as it removes the purple hematite to varying degrees, and reduces it to pyrite and siderite.  It can extend over many metres in the sandstone, but in the

58° 00'N
470000E
480000E
105° 15'W
490000E
6430000N
N
MFd
6420000N
MFc
57° 45'N
6400000N
MFa
MFd
MFc
PROPERTY BOUNDARY
To Key Lake Mine = 70 km
LEGEND
MFa Manitou Falls A Member
MFc Manitou Falls C Member
MFd Manitou Falls D Member
SCALE
0 5 10 km
CANALASKA VENTURES LTD
MacARTHUR RIVER WEST PROPERTY
PROPERTY GEOLOGY
(after Sask. Geol. Atlas)
NTS 74 H 14
UTM NAD 27 ZONE 13
Scale 1:250,000
Mar., 2005
Fig. 4

basement will commonly be restricted to an interval just below the unconformity. Silicification is quite evident as interstitial filling and may act as an inhibiting agent to bleaching if the porosity is reduced. The quartz cement is remobilized, typically near a structure, and may  be deposited as drusy quartz  in fractures and cavities.  The quartz dissolution creates an unconsolidated zone with a large increase in clay content. Near the deposit a massive clay envelope may develop as silica is removed and feldspars and metamorphic minerals alter to clay. This clay can range in color from white through grey to dark green. The argillization processes are accompanied by an increase in magnesium. Dravite occurs interstitially and as fracture coatings in the sandstone, but may only show up in the boron geochemistry. The intensity of dravitization is much stronger in certain deposits, e.g. McArthur River, whereas at Eagle Point it may not be observed at all. Limonite is very common and can occur in fractures and interstitially in the sandstone and within the mineralized ore zone along with siderite.

Empirically, the type of uranium deposit likely to occur here would be at or near the unconformity between the Athabasca sandstone and the metamorphic basement (from perhaps 100 metres above, to 500 metres below), close to a major fault or shear in graphitic supracrustal rock which is intersected by another fault or shear. The deposit will be within a clay-alteration zone much larger than the deposit.

Whatever the exact mechanism of formation of these deposits, they have made Saskatchewan an important producer of uranium, supplying more than 30% of the world's consumption (Saskatchewan Industry and Resources website). The Athabasca deposits are also among the richest in the world, with grades ranging from 0.12% U in one of the Rabbit Lake lenses to 15.9% U at Cameco's McArthur River Mine (Gracie and Lafrance, 1998).

7.0 Mineralization

There is no known mineralization on the property apart from elevated lake sediment anomalies for various metals.

8.0 Interpretation and Conclusions

The impression that emerges from looking at the previous work on and near the property is that this area has been neglected. Although this area received its share of the early regional exploration work, it was the areas north and south, and especially east, that received most of the follow-up work. It appears that attention was quickly focused on targets in neighbouring areas, and most of the work was done there. This was certainly the correct decision at the time, as proven by the discovery of the McArthur River deposit on a neighbouring property. However, it left the area of the present property under-explored. For example, two conductive trends, totalling about 4.5 km of strike length, are crossed by only two lines of ground time-domain electromagnetic ("TDEM") survey, and the lines are 1200 metres apart. An area interpreted as a possible quartzite in metasedimentary rocks, a situation thought to be important in the occurrence of the McArthur deposit, is crossed by only one line of ground TDEM survey, and that line is at one end of the possible quartzite. The interpreted quartzite has a strike length of about 2 km.

Although not much work has been done, that work has indicated that the area has potential. The interpretation of the presence of Aphebian metasedimentary rocks in a belt oriented approximately east-west through the centre of the property has been proven correct by drilling. This gives one confidence that the other interpreted metasedimentary belts are real as well.

An extensive conductor system in the proven metasedimentary belt has been tested with 13 holes (of which two are on the property, and two are in one of the disputed claims), and it has been found that there are several positive indicators for unconformity-type mineralization, i.e. moderate to strong bleaching of the sandstone close to the unconformity, increased radiation levels at the unconformity, uranium (and some other metal) values an order of magnitude higher at the unconformity than elsewhere in the hole, and pelitic metasedimentary rocks in the basement. The variations in dominant clays throughout the section do not form a clear pattern, and no conclusions can be drawn. There remains about 3 km of strike length of this conductive system untested on the property. The system may be two parallel conductors, or one wide one.

In following up geophysical anomalies, the tendency is to drill the "best" ones, which usually means the longest, widest, and strongest. This is what was done in the previous work in the area. However, the writer knows of no research which indicates that this is always the correct plan, and has seen instances where smaller and weaker anomalies have turned out to be more interesting. The writer believes that the untested conductors from previous work on the property are valid drill targets as they stand.

The depth to basement on the property is of the order of 850 metres, which means that exploration will be difficult and expensive. Previous generations of airborne time-domain electromagnetic systems could not reliably detect conductors at that depth, but at least one current system (MegaTEMR) probably can. The property should be flown with this system as the first step in exploration. The writer has already made this recommendation to CanAlaska, and it is understood that a contract has been let, and the survey will be done soon.

Ground-based surveys will be required to better define any new MegaTEMR anomalies that may be found, and to re-locate existing, untested anomalies. Because of the geometry of the MegaTEMR system, the anomaly may not be plotted exactly over its true location, so the source of the anomaly might be missed by a drill hole spotted solely on the airborne data. Two types of ground instruments could be used here, a TDEM system or an induced polarization ("IP") system. The TDEM system is likely to be less trouble to use, since it does not depend on making electrical contact with the ground, unlike an IP system. It is always difficult to make contact in winter, particularly so in the Athabasca Basin, where the sandy soil is often dry. Early or late winter are the only two times in the year when there is likely to be enough moisture in the soil to make IP work possible.

Sampling of boulders of Athabasca sandstone and analysing the clay content following the method of Steven Earle (Earle et al, 1990, Earle and Sopuk, 1989) has become established as an essential tool for uranium exploration in the Basin. Such sampling has been done by previous workers, but not enough to completely define the distribution of illite and kaolin, and no distinction has been made between kaolinite and dickite in the kaolin zones. This distinction could be important, and more sampling must therefore be done. The determination of clay ratios can be done fairly successfully in the field using an instrument which measures the absorption of particular wave-lengths of light. The writer has used an instrument known by the trade name PIMA in several areas in the eastern Basin, and can recommend its use.  The samples should also be analysed for the usual suite of major and trace elements as specified by Earle.

Since the target here is uranium, and since uranium makes its presence known by the radiation emitted by one of its daughter products, it makes sense to be able to detect it in the field. Accordingly, one of the boulder sampling team should be a prospector, carrying a scintillometer, and should check as many boulders as possible for radioactivity. Because the sandstone is thick on the property, it is likely that leakage of uranium from any deposit to the surface will be minimal. The probability of finding uranium in a chemical analysis of the chips taken in the boulder sampling process is therefore correspondingly low. The prospector will be able to check many more than the 10 chips normally taken at a boulder sample site, and will be able to do some immediate follow-up prospecting if radiation is detected. He will be able to prospect between sample sites, thus increasing the likelihood of finding significant boulders.

The importance of radiometric prospecting is illustrated by the fact that the Read Lake mineralization, just outside the southeastern edge of the property, was found by following up a radioactive boulder train first indicated by an airborne radiometric survey. The same airborne survey did not detect levels of radiation thought by the previous operators to be significant on the ground which now is part of the present property, but, because of the thicker sandstone on the present property, even levels of radiation just above background could be significant.

All of the items recommended in Phase 1 below need to be carried out. The later items are contingent on the earlier items only to the extent that success in the earlier items will mean more work, and lack of success will mean less work, but will not eliminate the need for the later items entirely. For example, even if the MegaTEMR survey detects no new conductor, the ground TDEM will still need to be done on the conductors indicated by previous work, and the boulder sampling and prospecting will still need to be done. On the other hand, if new conductors are found, the amount of follow-up work will necessarily increase. The amount proposed to be budgeted for the MegaTEMR survey will cover the entire property, and the amount suggested for the boulder sampling/prospecting will cover most of it, with lines 400 m apart, and samples at 150 metres, on average. The linecutting and ground TDEM are more than enough to cover the known conductors, and this proposed budget assumes that some new conductors will be found.

Phase 2 is entirely contingent on the results of phase 1, and the proposed budget for phase 2 could be larger or smaller. If phase 2 makes any significant intersections, subsequent phases of exploration could be very expensive. Phase 2 may need to be modified according to the results of Phase 1.

The writer firmly believes that the first phase of the exploration program recommended herein is justified by the previous work carried out on the property, in the context of the present state of knowledge of the occurrence of unconformity-type uranium deposits in the region, and regardless of the outcome of the claim dispute. The second and subsequent phases will have to be justified by results of previous phases.

9.0  Recommendations

Phase 1.

1.

An airborne time-domain electromagnetic survey should be flown immediately, and the results interpreted by a geophysicist experienced in interpreting this type of survey in this environment. (Completed)

2.

Magnetic data will be collected along with the TDEM data, and should be used to interpret basement geology, which should be compared with previous interpretations.

3.

Ground-based resistivity and time- domain electromagnetic surveys should be carried out to locate more precisely the results of any anomalies found by the airborne survey, and perhaps to extend those anomalies.

4.

Boulder sampling should be carried out to better define the clay mineralogy of the sandstone, i.e. to distinguish between kaolinite and dickite. One member of each sampling crew should have a scintillometer to also prospect for radioactive boulders.

Phase 2.

5.

The best anomalies should be drill-tested. Drilling will have to be very carefully controlled if one hopes to hit a small target at the depths expected here. Holes should be radiometrically logged. Drilling should continue well into the basement when in metasedimentary rocks.

9.1 Proposed Budget

Phase 1.

Airborne TDEM: 1310 km @ $145 + cost-plus items	$220,000
Geophysical planning, QC, interpretation: 40 days @ $600	24,000
Ground-based resistivity, TDEM	250,000
Linecutting 200 km @ $400	80,000
Boulder sampling, prospecting: 160 crew days @ $750	120,000
Planning, field supervision, report writing: 100 man-days @ $800 (including travel, expenses)	80,000
Analyses: 4000 @ $55	220,000
Consulting geochemist to analyse results: 30 days @ $600	18,000
Total	$1,012,000

Phase 2.

5 holes of 900 m @ $110	$495,000
Analytical 200@ $55	11,000
Planning, supervision, core logging, reporting, expenses: 70 days @ $800	56,000
Down-hole geophysics 10 crew days @ $1500	15,000
Total	$577,000

10.0 References and Bibliography

Andrade, Nick, Breton, Guy, Jefferson, Charles W., Thomas, David, J., Tourigny, Ghislain, Wilson, Steve, and Yeo, Gary, M. (Eds.) 2002. The Eastern Athabasca Basin and its Uranium Deposits. Field Trip A1Guidebook, Geological Association of Canada, Mineralogical Association of Canada.

Annesley,I.R. and Madore, C. 1989. The Wollaston Group and its underlying Archean basement in Saskatchewan: 1989 fieldwork and preliminary observations; in Summary of Investigations, 1989, Saskatchewan Geological Survey, Sask Energy and Mines. Misc. Rep. 89-4, pp. 87 - 91.

Cumming, G. L. and Kristic, D. 1992. The age of unconformity-related uranium mineralization in the Athabasca Basin, northern Saskatchewan; Can. J. Earth Sci., v29, pp. 1623 - 1639

Dahlkamp, F.J., 1993. Uranium Ore Deposits; Springer-Verlag, Berlin, 460 p.

Earle, S., McGill, B., and Murphy, J., 1990. Glacial boulder lithogeochemistry: an effective new exploration technique in the Athabasca Basin. IN L.S. Beck and C.T. Harper (eds.) Modern Exploration Techniques. Sask. Geol. Soc. Spec. Publ. 10, pp. 94- 114.

Earle, S., and Sopuk, V.J., 1989. regional lithogeochemistry in the eastern part of the Athabasca Basin uranium province, Saskatchewan, Canada, IN E. Muller-Kahle (ed.) Uranium Resources and Geology of North America, Proc. I.A.E.A. meeting held in Saskatoon, 1987. International Atomic Energy Agency TECDOC-500, pp. 263- 298.

Geological Atlas of Saskatchewan, 2004. Saskatchewan Industry and Resources web site.

Gracie, A and Lafrance, B., 1998. A review of mineral exploration activities in northern Saskatchewan. Sask Energy and Mines.

Heier, K. S. and Adams, J. A. S. 1965. Concentration of radioactive elements in deep crustal material; Geochim. Cosmochim. Acta, v 29, pp. 53 - 61.

Lewry, J.F., Sibbald, T.I.I., and Rees, C. J. 1978. Metamorphic patterns and their relation to tectonism and plutonism in the Churchill Province of northern Saskatchewan.  IN Metamorphism in the Canadian Shield. Geological Survey of Canada Paper 78-10, pp.139 - 154.

Lewry, J.F., Sibbald, T.I.I., 1980. Thermotectonic evolution of the Churchill province in northern Saskatchewan; Tectonophysics, v. 68, p45 - 82.

Madore, C., Annesley, I.R., and Tran, H.T., 1999. Petrology and geochemistry of the Paleoproterozoic Wollaston Group metasediments from the Eastern Keller Lake- Siemens Lake area, Saskatchewan: a preliminary interpretation. IN Summary of Investigations, 1999, Sask. Geol. Surv. Misc. Report 99-4.2.

Ramaekers, P., 1981, Hudsonian and Helikian basins of the Athabasca region, northern Saskatchewan,(CAMPBELL, F.H.A., ed.), Proterozoic Basins of Canada, Geological Survey of Canada, paper, 81-10, p.219 - 233.

Ramaekers, P., 1983. Geology of the Athabasca Group, NEA/IAEA Athabasca Test Area; IN Uranium Exploration in the Athabasca Basin, Saskatchewan, Canada, edited by E.M. Cameron, Geological Survey of Canada,Paper 82-11, pp. 1-14.

Sask. Geol. Surv., 2003. Geology, and mineral and petroleum resources of Saskatchewan. Saskatchewan Industry and Resources Misc. Report 2003-7. 173 p.

Sibbald, T. I. I., 1985. Geology and genesis of the Athabasca Basin uranium deposits; in Summary of Investigations 1985, Sask. Energy and Mines, Misc. Rep. 85 - 4 p 133- 156

Tran, H.T., and Smith, M., 1999. Geology of the Cup- Keller- Schmitz Lakes transect of the Wollaston-Mudjatik Domains boundary. IN  Summary of Investigations, 1999, Sask. Geol. Surv. Misc. Report 99-4.2.

Wheatley, K., Murphy, J., Leppin, M., Cutts, C., and Climie, J. A., 1996. Advances in the Genetic Model and Exploration Techniques for Unconformity-type uranium Deposits in the Athabasca  Basin; in Minexpo 96 Symposium - Advances in Saskatchewan Geology and Mineral Exploration; Special Publication Number 14. Edited by K. E. Ashton and C. T. Harper.

CERTIFICATE

I, Norman Ralph Newson, of 3142 Eastview, Saskatoon, Saskatchewan, do hereby certify as follows:

1. That I am a graduate geologist, with B.Sc. and M.Sc. degrees from Queen's University at Kingston, Ontario, received in 1964 and 1970 respectively. I have practised my profession continuously since receiving my undergraduate degree, except for the time spent on course and thesis work for my graduate degree.

2. That my qualifications to write a report of this nature derive not only from my academic qualifications, but from increasingly responsible positions in the mining industry, including middle and senior management. I have personally carried out and/or supervised exploration for uranium in many areas of Canada, including several properties in the Athabasca Basin of Saskatchewan, but not on any part of the subject property.

3. That I am a Member of the Association of Professional Engineers and Geoscientists of Saskatchewan (with Permission to Consult), a Member of the Association of Professional Engineers and Geoscientists of Manitoba, and a Licencee of the Association of Professional Engineers and Geoscientists of New Brunswick.

4. That I believe I am a "qualified person" as defined in National Instrument 43-101. I am independent of CanAlaska Ventures Ltd. I have read the Instrument, and believe that this report has been prepared in compliance with it and with Form 43-101F1.

5. I visited the property on October 24, 2004. I am responsible for the entire report titled *CanAlaska Ventures Ltd., McArthur River West uranium claims, Saskatchewan: mineral potential assessment and exploration proposal.*, dated effective December 23, 2004.

6. That I am not aware of any material fact or material change with respect to the subject matter of this report which is not reflected in this report, the omission to disclose which would make the report misleading.

The effective date of this report is December 23, 2004. Signed at Brockville, Ontario, December 31, 2004.

N. Ralph Newson

N. Ralph Newson, M.Sc., P.Eng., P.Geo.

PROFESSIONAL GEOSCIENTIST
N.R. NEWSON
MEMBER 4743
04 12 31
YR. MN. DAY
SASKATCHEWAN

N. Ralph Newson, M.Sc., P.Eng., P.Geo.
3142 Eastview, Saskatoon, SK, S7J 3J4

December 31, 2004

B,C, Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

I am the author of the technical report titled CanAlaska Ventures Ltd., McArthur River West uranium claims, Saskatchewan: mineral potential assessment and exploration proposal, dated December 23, 2004 (the "Report"). I hereby consent to the filing of the Report in connection with the AIF of CanAlaska Ventures Ltd. being filed (the "AIF").

I also consent to the written disclosure of the Report and of extracts from, or a summary of, the Report in the written disclosure being filed.

I certify that I have read the AIF of CanAlaska.Ventures Ltd., and I confirm that, within my knowledge:

a) I have no reason to believe that there are any misrepresentations in the information therein derived from the Report, or that the AIF contains any misrepresentations of the information contained in the Report; and

b) I have no reason to believe that there are any misrepresentations in the information contained in the AIF that result from the services performed by me in connection with the Report.

N. Ralph Newson, M.Sc., P.Eng., P.Geo.

PROFESSIONAL GEOSCIENTIST
N.R. NEWSON
MEMBER 4743
04 12 31
YR. MN. DAY
SASKATCHEWAN

2005 ANNUAL GENERAL MEETING

2005 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2005 Annual General Meeting of the shareholders of CanAlaska Ventures Ltd. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Thursday September 22, 2005, at 10:00 a.m.

CanAlaska Ventures Ltd.

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

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CANALASKA VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of CanAlaska Ventures Ltd. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on September 22, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2005, and the auditors' report thereon.

2.

To re-appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

3.

To elect Directors for the ensuing year.

4.

To approve, by disinterested shareholders, the amendment to the Company's stock option plan (the "Plan") to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 9,286,419 shares.

5.

To approve, by disinterested shareholders, amendments to stock options previously granted by the Company to Insiders.

6.

To approve the potential issuance of nominal value performance shares as fully described in the Information Circular.

7.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  Pacific North West Capital Corp., Freegold Ventures Limited and El Nino Ventures Inc.

8.

To approve the disposition of New Zealand Gold Assets to parties at arm's length to the Company at a presently intended value of $1 million or more, payable in cash or securities, or at such greater or lesser amount as the Board may approve.

9.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 26th day of August, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Chairman

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CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at August 4, 2005 (except as indicated)

This information circular ("Information Circular") is provided in connection with the solicitation of proxies by the management of CANALASKA VENTURES LTD. (the "Company") for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held on September 22, 2005, at the Company's Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("Notice of Meeting").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

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VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one

5

page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

RECORD DATE

The Company has set the close of business on August 4, 2005, as the record date (the "Record Date") for the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares

Harry Barr	Chairman and Director	372,697(1)
Peter Dasler	President & CEO	185,800 (2)
Bernard Barlin	Director	Nil
Hubert Marleau	Director	Nil
Colin Bird	Director	Nil
Gordon Steblin	Chief Financial Officer	Nil
Taryn Downing	Secretary	85,000

(1)

Of the 372,697 common shares beneficially owned by Harry Barr, 196,064 are held directly, 25,947 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and 150,686 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.

(2)

Of the 185,800 common shares beneficially owned by Peter Dasler, 185,000 are owned directly, 800 are owned by Bay Geological Inc., a wholly-owned company of Mr. Dasler.

Other than as specifically discussed in this Information Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company's common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (the "shares") of which 46,432,099 shares are issued and outstanding as of the Record Date.

6

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	34,844,760	75%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer ("CEO") means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("CFO") means each individual who served a chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers ("NEOs") means the following individuals:

(a)

each CEO;

(b)

each CFO;

(c)

each of your Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c ) except that the individual was not serving as an officer of your company the end of the most recently completed financial year.

Stock Appreciation Rights ("SARs") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2005.

7

Summary Compensation Table

The compensation for the NEOs for the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman	2005 2004 2003	103,404 92,243 88,200	10,480 3,000 Nil	Nil Nil Nil	363,000 163,334 Nil	Nil 81,666 Nil	Nil Nil Nil	Nil Nil Nil
Peter Dasler President & CEO(2)	2005 2004 2003	73,950 Nil Ni	Nil Nil Nil	Nil Nil Nil	735,000 133,334 Nil	500,000 16,666 Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin CFO(3)	2005 2004 2003	23,400 10,200 10,950	4,500 3,000 Nil	Nil Nil Nil	140,000 33,334 Nil	Nil 16,666 Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Peter Dasler was appointed President & CEO June 24, 2004

(3)

Gordon Steblin was appointed CFO October 1, 2002.

Options/SARs Granted During the Most Recently Completed Financial Year

Details of options to purchase the Company's common shares granted to the NEOs during the financial year ended April 30, 2005 are set out in the following table:

Name (a)	Securities Under Option/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Dasler(1) President & CEO	1,000,000 120,000 50,000 65,000	26.1% 3.1% 1.3% 1.7%	$0.10 $0.40 $0.45 $0.58	$0.12 $0.31 $0.47 $0.59	June 25/08 Nov 5/09 Nov 29/09 Mar 7/10
Harry Barr Chairman	270,000 25,000 68,000	7.0% 0.7% 1.8%	$0.40 $0.45 $0.58	$0.31 $0.47 $0.59	Nov 5/09 Nov 29/09 Mar 7/10
Gordon Steblin(2) CFO	125,000 15,000	3.3% 0.4%	$0.40 $0.58	$0.31 $0.59	Nov 5/09 Mar 7/10

Notes

(1)

Peter Dasler was appointed President & CEO June 24, 2004

(2)

Gordon Steblin was appointed CFO October 1, 2002

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Aggregated Option/SAR Exercises During the Year Ended April 30, 2005 and Financial Year End Option/SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's Stock Option Plan during the financial year ended April 30, 2005 and the number and value of unexercised options as at April 30, 2005.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(3) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(4) Exercisable/Unexercisable (e)
Harry Barr Chairman	Nil	Nil	693,365/0	$17,150/0
Peter Dasler(1) President & CEO	Nil	Nil	885,000/500,000	$135,500/$110,000
Gordon Steblin(2) CFO	50,000	$19,000	168,200/0	Nil

Notes

(1)

Peter Dasler was appointed President & CEO June 24, 2004

(2)

Gordon Steblin was appointed CFO October 1, 2002

(3)

Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(4)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on April 30, 2005 of $0.32 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the year ended April 30, 2005 there were no options to NEOs that were cancelled or expired.

Option and SAR Repricings

During the financial year ended April 30, 2005 no options to NEOs were repriced.

LTIP Awards in Most Recently Completed Financial Year

The Company has no Long Term Incentive Plans.

Pension Plan

The Company has no Pension Plan.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2005, Harry Barr received $113,884 for management services, Gordon Steblin received $27,900 for accounting services, and Peter Dasler received $73,000 for geological services.

9

During the year ended April 30, 2005, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

By agreement effective June 1, 1995, the Company entered into a three-year management agreement with the Chairman and COO.  Compensation is currently $8,103 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.

By agreement dated June 15, 2004 as amended February 15, 2005, the Company entered into a consulting agreement with the President.  Compensation is currently $6,250 per month plus benefits.  The President will also receive 1,000,000 stock options at a purchase price of $0.10 per share over a period of two years from the commencement date and vested as to 125,000 every three months in eight tranches.

Composition of the Compensation Committee

The Compensation Committee is comprised of Harry Barr, Hubert Marleau and Bernard Barlin.  Mr. Barr is a "related" director and Mr. Marleau and Mr. Barlin are "unrelated" directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company's executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company's cash compensation to named executive officers tends to stay leveled and constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units the grants made in previous years and the number that remain outstanding along with the amount of options remaining issuable under the Company's Stock Option Plan.

The Company bases the compensation for the Company's executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

10

The Company's Board of Directors, while determining cash compensation to the Chief Executive Officer and Chief Financial Officer takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO and CFO, respectively, as well as personal risks and contributions to the Company's success.  Both the CEO and the CFO have base cash compensations which the Company feels is competitive to similar companies in North America; however, no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the outside directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2005, Harry Barr received $113,884 for management services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial to the current financial year ended April 30, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders or proposed nominees for election as directors of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year, or in any proposed transaction, or in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed hereunder or elsewhere in this Information Circular.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $25,272.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company's general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").  More detailed information regarding the Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

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The Board is currently composed of four directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors.  An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act ( British Columbia ), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure.  There are three standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Colin Bird, Hubert Marleau, and Bernard Barlin who are financially literate in accordance with National Securities Legislation.

12

The Exchange Guidelines recommend that an audit committee be comprised only of outside (i.e., non-management) directors.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company's internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company's Form 20F dated August 26, 2005 filed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Hubert Marleau and Bernard Barlin.  Mr. Barr is a "related" director and Mr. Marleau and Mr. Barlin are "unrelated" directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company's current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Hubert Marleau, and Bernard Barlin.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2005.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

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2.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.  Staley, Okada & Partners have been auditors of the Company since April, 2001.

3.

Election of Directors

The size of the Board of Directors is currently four.

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 4, 2005.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(3)(4) Vancouver BC, Canada Chairman & Director	Chairman & COO (2004-present), President and CEO (1985-2004) and Director (1985-present) of CanAlaska Ventures Ltd.; Chairman and CEO (1999-present), President and CEO (1985-1999) and Director (1985-present) of Freegold Ventures Limited; President (2003-present) and Director (1999-present) of El Nino Ventures Inc.; and President, CEO and Director (1996-present) of Pacific North West Capital Corp.	1985	372,697(6)
Bernard Barlin(2)(3)(4)(5) Hampshire, UK Director	Director (1989-present) of CanAlaska Ventures Ltd.; Director (1989-present) of Freegold Ventures Limited; Director (2000-present) of Pacific North West Capital Corp.; and Director (2004-present) of El Nino Ventures Inc.	1989	Nil
Colin Bird(2)(5) Cambridge, UK Director	Managing Director of Lion Mining Finance Ltd. (1995-present); President & Director of MIT Ventures Corp. (1996-present) and Director of various other mining companies.	1996	Nil
Hubert Marleau(2)(3)(4)(5) Montreal, Canada Director	President & CEO of Palos Capital Corp. (1998-present); Director of Freegold Ventures Limited (1996-present); Chairman of Marleau, Lemire Inc. (1989-1998) and Director of several other companies.	1996	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

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(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 372,697 common shares beneficially owned by Harry Barr, 196,064 are held directly, 25,947 are held by 293020 BC Ltd., and 150,686 are held by Canadian Gravity Recovery Inc. both companies are wholly-owned by Mr. Barr.

Harry Barr, Bernard Barlin, and Colin Bird are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

4.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 5,462,887 to 9,286,419 shares.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 5,462,887 shares.  As of the Record Date, 5,135,165 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options	-	327,000
Shares reserved for issuance pursuant to unexercised incentive stock options	-	5,135,165
Unallocated shares available for future grants of incentive stock options	-	722
TOTAL		5,462,887

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 9,286,419 shares.

The text of the resolution which is proposed for approval is as follows:

"RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 9,286,419 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended."

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5.

Amendments to Stock Options Granted to Insiders

TSX Venture Exchange policy requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider (as that terms is defined in the policies) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held September 22, 2004, the approval of disinterested shareholders will be sought at the Meeting for reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

6.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 2,321,604 nominal value performance shares, which sum is equal to 5% of the Company's current issued and outstanding shares as at the Record Date (being 46,432,099 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm's length parties as the Board considers desirable to attract to the company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

In 2003 and 2004, shareholders approved the issuance of an aggregate 2,101,976 nominal value performance shares (736,255 in 2003 and 1,365,721 in 2004).  At the time of shareholder approval in 2003, the 736,255 shares represented 5% of the Company's then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,365,721 shares represented 5% of the Company's then issued and outstanding shares.  As at August 4, 2005 the 2,101,976 performance shares represent 4.5% of the Company's issued and outstanding shares.

To date none of these performance shares have been issued.

7.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in Freegold Ventures Limited, Pacific North West Capital Corp. and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of Freegold Ventures Limited, Pacific North West Capital Corp. or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management's opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX Venture Exchange which may include specific shareholder approval of the transaction contemplated.

8.

Negotiations with arm's length parties to transfer New Zealand Company and retain 20%.

In April 2005 the Company entered into an option/sale agreement with an arm's length party to transfer its New Zealand assets for a cash payment of $1 million (in cash and a vendor take-back mortgage), a minimum 20% shareholding and two board positions in a new company.  The closing of the terms is still in negotiation and no consideration has yet been received.   The Company's board representatives may receive compensation from the new company in the event they provide services.

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PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the meeting or any adjournment.  The management of the Company know of no other matters to come before the meeting other than those referred to in the notice of meeting.  Should any other matters properly come before the meeting the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 26th day of August, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman

Schedule "A" to the Information Circular

of CanAlaska Ventures Ltd.
TSX Corporate Governance Committee Guidelines	Comments
The Board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:

-  The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

-  The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

-  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda.

-  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and  implementation plans recommended by management.

-  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

-  The above complies with the TSX Guidelines.

(b) identification of principal risks and implementation of appropriate risk-management systems.

-  The Board, in conjunction with management, determines the principal risks associated with the Company's business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

-  The above complies with the TSX Guidelines.

(c) communications policy

-  The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

-  The above complies with the TSX Guidelines.

(d) integrity of internal control and management information systems

-  The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

-  The above complies with the TSX Guidelines.

2
2. Majority of directors are "unrelated"

-  An "unrelated" director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

-  The Company has three directors who are "unrelated" directors and one director who is "related" and does comply with the TSX Guidelines.

3. Disclose whether each director is "unrelated"	- Harry Barr is related due to holding a management position. - Bernard Barlin, Colin Bird, and Hubert Marleau are unrelated. - The above does not comply with the TSX Guidelines.
4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

-  The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

-  This period in CVV's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

-  The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

-  This period in CVV's development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

6. Provide orientation and education programmes for new directors.

-  The Board is composed of experienced corporate directors.

-  The President, in conjunction with the Chairman of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment,  new technology and other matters relating to the Company's business.

-  The above complies with the TSX Guidelines.

7. Consider reducing the size of the board, with a view to improve effectiveness

-  Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.

-  The above complies with the TSX Guidelines.

3
8. Review compensation of directors in light of risks and responsibilities

-  The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

-  The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

-  The above complies with the TSX Guidelines.

9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated.

-  The Company intends to review the composition of its committees to arrange for every committee to consist of at least a majority of "unrelated" directors".

-  The Company's committees consist of a majority of unrelated directors while one director of each committee is a management director.  Mr. Barr, a management director, is also a member of the Company's committees and accordingly the Company does not comply with the TSX Guidelines on this issue.  The Board feels that Mr. Barr's business and public company expertise together with his extensive knowledge about the stage of development of the Company and its properties, outweighs the recommendation for all committee members to be non-management directors.  It is the Board's opinion that Mr. Barr's presence is required on the committees in order for them to knowledgably and expeditiously address the issues that arise in relation to the Company.

10. Appoint a committee responsible for determining the Company's approach to corporate governance issues.	- The Board has established a Corporate Governance Committee to be responsible for governance issues. - The above complies with the TSX Guidelines.
11. Define limits to management's responsibilities by developing mandates for: (a) the Board (b) the executive officer

-  The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

-  There are terms of reference for the Chairman or President, who serves as the chief executive officer.  As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.

-  The Board reviews the performance of the Chairman and/or President against such annual objectives.

-  The above complies with the TSX Guidelines.

4

12. Establish procedures to enable the Board to function independently of management.

-  The Board holds sessions without management present at Board meetings where appropriate.

-  The independence of the Board is further enabled through the separation of the positions of Chairman and President.

-  Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

-  Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

-  The above complies with the TSX Guidelines.

13.  Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

-  All members of the Audit Committee are outside directors.   The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

-  The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has been adopted by the Company.

-  The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

-  The above complies with the TSX Guidelines.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense.

-  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

-  The above complies with the TSX Guidelines.

Proxy

Type of Meeting:	Annual General Meeting
Name of Company:	CanAlaska Ventures Ltd.
Meeting Date:	September 22, 2005
Meeting Time:	10:00 a.m.
Meeting Location:	2303 West 41st Avenue, Vancouver, BC V6M 2A3

The undersigned Member of the Company hereby appoints, Harry Barr, Chairman of the Company, or failing this person, Taryn Downing, Secretary of the Company, or in the place of the foregoing, ____________________________________,  (Please Print the Name) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

		For	Withhold
1.	To re-appoint Staley, Okada & Partners as auditors of the Company	______	_______
2.	To elect as Director:
	(a) Harry Barr	______	_______
	(b) Colin Bird	______	_______
	(c) Hubert Marleau	______	_______
	(d) Bernard Barlin	______	_______
3.	To approve the amendment to the Company's Stock Option Plan	For ______	Against _______
		For	Against
4.	To approve the amendment to previously granted stock options by the Company to Insiders	______	______

5.	To approve potential issuance of nominal value performance shares	______	______

6.	To approve potential investments in affiliated companies	______	______

7.	To approve the transaction related to the disposition of New Zealand Assets	______	______

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.
Please sign here: _________________________________________
Date: _________________________________________________

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing  person to do such.

To be represented at the meeting, this proxy form must be received at the office of "CIBC Mellon Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of CIBC Mellon Trust Company, 1600-1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

1.	This Proxy is solicited by the Management of the Company.
2.	(i)	If the member wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the meeting.
(ii)

If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3.

If the member can not attend the meeting but wishes to vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4.

If the member can not attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any ballot of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6.

If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend the meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.  (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW:)

Voting discretion denied  __________________________

ANNUAL RETURN CARD

(REQUEST FOR INTERIM AND/OR ANNUAL FINANCIAL STATEMENTS)

ANNUAL GENERAL MEETING

September 22, 2005, 10:00 am

TO:

CANALASKA VENTURES LTD.

(the "Company") (Cusip No.  137089108)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, registered and non-registered shareholders may request annually to have their names added to the Company's supplemental mailing list in order to receive interim financial statements and Management Discussion and Analysis ("MD&A") for interim financial statements and annual financial statements and MD&A for annual financial statements.  If you wish to receive such statements, please complete and return this form to the Company:

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Facsimile:  604-685-6550

I certify that I am a registered/non-registered owner of securities of CanAlaska Ventures Ltd. and request that I be placed on the Company's supplemental mailing list in order to receive the interim financial statements and MD&A for interim and annual financial statements or any combination of them, as indicated in the boxes below:

Interim MD&A                                   [  ]

Annual MD&A                                      [  ]

Interim Financial Statements              [  ]

Annual Financial Statements                 [  ]

Dated:

__________________, 2005

_____________________________________________

Signature

_____________________________________________

Print name of registered/non-registered Shareholder

_____________________________________________

Address

_____________________________________________

_____________________________________________

Facsimile Number

_____________________________________________

Name and title of person signing if different from above

By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

_____________________________________________

E-mail address (optional)